SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on June 17, 2013

1. Date, Time and Place: On June 17, 2013, at 13 hours, by conference call, as expressly authorized by Article 21, § 2, of the Bylaws of the Company.

2. Notice and Attendance: Call waived in view of the presence of all members of the Board of Directors of the Company, having thus the necessary quorum for installation and approval.

3. Board Composition: President: Odair Garcia Senra. Secretary: Renata Carvalho Fidale.

4. Agenda: Review, discussion and vote on the proposal to (i)  grant a guaranty by the Company, in connection with the 2nd (second) issue of simple debentures, not convertible into shares, with collateral and additional personal guarantee, to be converted into unsecured debentures, with additional personal guarantee, in a single series, for public distribution with restricted placement efforts, pursuant to the Instruction of the Securities Commission ("CVM") No. 476, of January 16, 2009, as amended ("CVM Instruction 476"), issued by Construtora Tenda S.A. ("Debentures", "Issuance" and "Issuer", respectively), binding it as responsible, guarantor and principal payer, jointly and severally liable with the Issuer for the payment of all amounts due as defined in the deed of issuance of the Debentures; (ii)  to become aware of the conditions of the Debentures to be issued by the Issuer; and (iii)  authorize the Board of Officers to take all necessary actions to implement the resolution (i) above.

5. Resolutions: After examined and discussed the matters of the Agenda, was resolved and approved by unanimous vote of the Directors assembled at this meeting of the Board of Directors, with no restrictions:

(i) the granting of the guaranty by the Company, on an irrevocable basis, in favor of the holders of the Debentures ("Debenture Holders"), being jointly liable, guarantor and principal payer of any and all amounts, principal and/or accessories, including default charges, owed by the Issuer in relation to the Debentures, as well as any and all costs, expenses or other amounts payable under the "Private Deed of 2nd (second) Issue of Simple Debentures, Not Convertible into Shares, with Collateral and Additional Personal Guarantee, to be Converted into Unsecured Debentures, with Additional Personal Guarantee, in a Single Series, for Public Distribution with Restricted Placement Efforts, of Construtora Tenda S.A.” (“Deed of Issuance”), expressly waiving the benefits of order, rights and powers of withdrawal of any nature provided for in Articles 333, sole paragraph, 366, 371, 821, 827, 834, 835, 836, 837, 838 and 839 of Law n. 10,406, of January 10, 2002, as amended (the "Civil Code") and articles 77 and 595 of Law No. 5,869, of January 11, 1973, as amended ("Code of Civil Procedure").

(ii) becomes aware of the main features of the Debentures which are guaranteed by the Guarantee hereby approved:

(a)        Total Issue Amount: R$ 250,000,000.00 (two hundred and fifty million reais).

(b)        Amount of Debentures: 2,500 (two thousand five hundred) Debentures.

(c)        Date of Issue: For all legal purposes, the date of issuance of the Debentures will be June 19, 2013.

(d)        Par Value: The par value of the Debentures, on the Date of Issue, will be R$100,000.00 (one hundred thousand reais), subject to the provisions of item II of Article 4 of CVM Instruction 476.

(e)        Type and guarantees: The Debentures are collateralized and are to be converted into unsecured debentures, when implementing the Resolutive Condition (as defined below). Additionally, the Debentures will have personal guarantee, in the form of guarantee, provided by the Company and Alphaville Urbanism SA ("AUSA" and, together with the Company, "Guarantors").

Will be made in favor of the Debenture Holders, to guarantee the faithful, punctual and full payment of the Debentures, pledge of 20,762,100 (twenty million, seven hundred and sixty-two thousand and one hundred) shares of AUSA and held by Shertis Empreendimentos e Participações S.A. ("Trustee "). The Pledge of AUSA’s Shares will be valid, for the purposes of Article 127 of the Civil Code, until the date of the first payment of the Debentures of the 1st Issue of AUSA ("Resolutive Condition").

With the implement of Resolutive Condition, the Pledge of Shares shall lose their effectiveness, and (A) the Pledge Shares shall be (i) released in connection to the Issuance; and (ii) and pledged in guarantee of the faithful, punctual and full payment of the Debentures of the 1st Issue of AUSA under the terms of the "Share Pledge Agreement with Condition Precedent and Other Covenants" to be signed by the fiduciary agent, the Trustee and, in the condition of consenting party, the Company ("Share Pledge Agreement with Condition Precedent"), and (B) the Debentures shall automatically be converted into unsecured debentures.

(f)         Maturity: The Debentures will have a term of 24 (twenty four) months from the Date of Issue, maturing, therefore in June 19, 2015.

(g)        Repayment: The Par Value of the Debentures will be repaid in full on its Maturity Date.

(h)        Compensation: The Par Value of the Debentures will not be restated. From the Date of Issue of the Debentures, the Debentures will be entitled to a compensation equal to 120% (one hundred and twenty percent) of the accumulated variation of the average daily DI - Interbank Deposits of a day, "over extra group", based on 252 (two hundred and fifty-two) days, calculated and published daily by CETIP, in the daily report available on its Internet website ("Rate DI-Over"), applied to the Par Value and paid at the end of each capitalization period.

The Compensation shall be payable quarterly in September, December, March and June, from the Date of Issue, the first payment of the compensation will be due on September 19, 2013 and so on in quarterly installments until the last payment will be due on the Maturity Date ("Compensation Payment Dates").

(i)         Mandatory Early Redemption and Required Cancellation of the Issuance: Upon the occurrence of a Liquidity Event (as defined below), the Issuer shall make, within five (5) working days of (i) the settlement date of the Variable Income Offer (as defined below), or (ii) the date of the M&A Event (as defined below), as applicable, the early redemption of all outstanding Debentures.

The amount to be paid to the Debenture Holders in respect of Mandatory Early Redemption will be equivalent to the Par Value, plus Compensation, calculated pro rata from the Date of Issue or the last Compensation Payment Date, as the case, until the date of the Mandatory Early Redemption, plus a premium ("Redemption Premium"), which shall be equal to: (i) 2% (two per cent) of the total volume of the Issuance and paid on the date of the Mandatory Early Redemption, if the Liquidity event is one Variable Income Offer (as defined below) or (ii) 1% (one percent) per annum, calculated pro rata from the Date of Issue until the date of the Mandatory Early Redemption, levied on the total volume of Issuance, if the Liquidity event is one M&A Event (as defined below).

For the purposes of Issuance, it is understood as "Liquidity Event": (i) a public or private offering of any securities conferring the right to participation in the share capital of the Company or of AUSA or any security convertible into share directly or indirectly in such companies ("Variable Income Offer") and (ii) cash settlement by the Company, AUSA, or any company controlled by any of them, any of them controlling or under common control (such companies, called simply, "Affiliates ") of any of the operations described below: (A) the sale of equity, primary and/or secondary, direct or indirect, or assets that comprise its equity; (B) the association with potential stakeholders, including through corporate restructuring, such as, but not limited to reorganizations involving merger, amalgamation, merger of shares, demerger, capital reduction, joint venture, exchange, barter, issuing new shares or quotas or other securities representing capital, or any form of strategic association, union, combination, group, partnership or consolidation, (C) the acquisition by any of the potential candidates from any types of debt convertible or exchangeable, and/or (D) any transaction with the same or similar effects of the transactions described above ("M&A"). For purposes of item (D) above, shall be considered as a M&A the payment of price or, as applicable, the payment of the first installment of the sale price of the shareholding, directly or indirectly held by the Company at AUSA to Blackstone Real Estate Advisors LP and Pátria Investimentos Ltda., as announced to the market on June 7, 2013 by the Company ("M&A Event")

Upon the occurrence of a Liquidity Event during the term of placement of debentures without its payment, although already subscribed, the issue will be canceled, the Issuer shall notify the Trustee accordingly and within five (05) days celebrate the corresponding term of rescission of the deed and other related documents, such fact shall not incur in any charge or fee to the Issuer, fiduciary agent and underwriters of the debentures.

(j)         Destination of Funds: The funds obtained by Issuer with the Issuance will be used to purchase up to 20% (twenty percent) of the capital of AUSA.

(k)        Early Termination: Upon the occurrence of the following events, the debt represented by the Debentures will be considered overdue in advance, pursuant to the terms and conditions of the Deed of Issuance: ("Early Maturity Events"): (a)  failure by the Issuer to pay the compensation and/or any financial obligation related to the Debentures and not remedied within one (1) business day from the date of such default; (b)  breach of any non-monetary obligation set out in Deed of Issuance not remedied within five (5) business days from the date of receipt of written notice of noncompliance sent by the Trustee and/or the holders of Debentures, either individually or jointly; (c)  default on any payment or breach of financial obligations and/or any judgment or court judgment by the Issuer by any of its Guarantors, subsidiaries and/or affiliates whose value, individually or jointly, exceed R$10,000,000.00 (ten million reais), and is not regularized within three (3) business days from the date of default or breach of duty; (d) acceleration of any indebtedness of the Issuer, the Guarantors, any of its holding companies, subsidiaries and/or affiliates whose value, individually or together, exceed R$10,000,000.00 (ten million reais); (e)  protest of title which payment by the Issuer, the Guarantors, any of its holding companies, subsidiaries and/or affiliates be liable, even if the condition of the guarantor, has a value, individually or together, exceeding R$10,000,000.00 (ten million reais) unless, within three (3) days of this protest (i) its validly proven by the Issuer that the protest was made in error or bad faith of others, (ii) the said protest is canceled, or (iii) is presented defense and provided the necessary guarantees in court; (f)  the dissolution or termination of the Issuer, the Guarantors, any of its holding companies, subsidiaries and/or affiliates who hold share of the Issuer corresponding to a percentage equal to or greater than 5% (five percent) of the equity of the Issuer contained in the latest financial statements published by the Issuer, (g)  bankruptcy and/or liquidation or request for judicial or extrajudicial recovery of the Issuer, the Guarantors, any of its holding companies, subsidiaries and/or affiliates who holds shares of the Issuer corresponds to a percentage equal to or greater than 5% (five percent) of the equity of the Issuer contained in the latest financial statements published by the Issuer or bankruptcy petition filed by the Issuer, any of its holding companies, subsidiaries and/or affiliates, subject to the same ownership interest described above; (h)  if any controlling shareholder of the Issuer or the Guarantor, as defined in Article 116 of the Corporations Law, if any, negatively affects the ability of the Issuer to pay; (i)  spin-off, amalgamation or merger of the Issuer or the Guarantor by another company, unless (A) if such corporate change is previously approved by the Debenture Holders representing at least 60% (sixty percent) of the outstanding Debentures at a General Meeting of Debenture Holders convened for this purpose, or (B) if it guaranteed the right of redemption to Debentures Holders who do not agree with the spin-off, amalgamation or merger pursuant to Article 231 of the Corporations Law, (j)  different allocation of the funds raised through the Issuance, as mentioned in item 3.4. of the Deed of Issuance; (k)  transfer by the Issuer of any obligation related to the Debentures, unless previously authorized by the Debenture Holders representing at least 75% (seventy five percent) of the outstanding Debentures at a General Meeting of Debenture Holders convened for this purpose; (l) payment by the Issuer of dividends, interest on equity or any other statutory profit when the Issuer is in default with the Debenture Holders, provided, however, payment of the minimum mandatory dividend provided for in Article 202 of the Corporations Law; (m)  except for a sale made under a Liquidity Event, a sale, expropriation, confiscation or any other disposition by the Issuer or any of the Guarantors, of fixed assets that are equal or higher than R$20,000,000.00 (twenty million reais) and that may affect their economic and financial capacity; (n)  except for the Share Pledge and the celebration of the Share Pledge Agreement with Condition Precedent, the creation of liens on relevant assets of the Issuer or the Guarantor, considering relevant those assets whose value individually or jointly equal to or are greater than R$ 50,000,000.00 (fifty million reais), unless previously authorized by the Debenture Holders representing at least 75% (seventy five percent) of the outstanding Debentures, at a General Meeting of Debenture Holders convened for this purpose; (o)  non-renewal, cancellation, revocation or suspension of permits and/or licenses, including environmental ones, which are considered material and whose non-renewal, cancellation, revocation or suspension will result in a material adverse effect on the regular exercise of their activities and/or activities of any of its subsidiaries unless, within five (5) days from the date of such non-renewal, cancellation, revocation or suspension, the Issuer proves the existence of regular judicial act authorizing the continuation of the activities of the Issuer until the renewing or obtaining of such permit or license; (p)  alteration or modification of the corporate purpose of the Issuer so that the Issuer ceases to act as a real estate developer and builder, and (q)  transformation of the Issuer into a limited liability under Article 220-222 of the Corporations Law;

(l)         Penalty and Late Payment Interest: Occurring delay attributable to the Issuer in the payment of any amount relating to the Debentures, including, without limitation, the payment of Compensation, the amount overdue and unpaid by the Issuer, regardless of any notice, notification or judicial or extrajudicial, will be subject to fines of 2% (two percent) and interest pro rata basis of 1% (one percent) per month, both levied on the overdue amounts from the date of default until the date of its actual payment.

(iii) authorize the Company's Board of Officers to take all actions that are necessary to effect the resolution (i) above.

6. Closure: There being nothing further to discuss, these minutes were read, approved and signed by all present. Odair Garcia Senra (President), Renata Carvalho Fidale (Secretary). Councillors: Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I declare that this matches the original in the Minutes Book

São Paulo, June 17, 2013.

RENATA DE CARVALHO FIDALE

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 17, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer